EXHIBIT 21.01

SOUTHWEST GAS CORPORATION
LIST OF SUBSIDIARIES OF THE REGISTRANT
AT DECEMBER 31, 2000

STATE OF INCORPORATION
SUBSIDIARY NAME	OR ORGANIZATION TYPE

LNG Energy, Inc.	Nevada

Paiute Pipeline Company	Nevada

Northern Pipeline Construction Co.	Nevada

Southwest Gas Transmission Company	Partnership between Southwest Gas Corporation and Utility Financial Corp.

Southwest Gas Capital I	Delaware

Utility Financial Corp.	Nevada